Contacts in Buenos Aires	Contact in New York

Investor Relations

Eduardo Pawluszek, Finance & Investor Relations Manager

Gonzalo Castro Olivera, Investor Relations

gonzalo_olivera@tgs.com.ar

María Victoria Quade, Investor Relations

victoria_quade@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relation

Rafael Rodríguez Roda

Tel: (54-11) 4865-9050 ext. 1238

Kevin Kirkeby kkirkeby@hfgcg.com Tel: (646) 284-9416

TGS Reports Results for the Fiscal Year ended December 31, 2004 and the Fourth Quarter 2004

FOR IMMEDIATE RELEASE: Thursday, February 3, 2005

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL:TGSU2) today reported a Ps. 147.9 million Net Income, or Ps. 0.186 per share, (Ps. 0.931 per ADS) for the fiscal year ended December 31, 2004, compared to the Ps. 286.2 million or Ps. 0.360 per share (Ps. 1.801 per ADS) for 2003 .  Net income for the year 2004 is almost half of net income obtained in the previous year, considering that 2003 net income had been significantly affected by positive accounting results related to income tax and Peso revaluation against the US Dollar.

For the fourth quarter of 2004, the Company reported a Net Income of Ps. 78. 7 million, or Ps. 0.099 per share (Ps. 0.495 per ADS), compared to a Net Income of Ps. 42.7 million, or Ps. 0.054 per share (Ps. 0. 269 per ADS) for the same quarter of 2003. This improvement is mainly due to the accounting gain generated by TGS’s debt restructuring process which concluded in December 2004.

Basis of Presentation of Financial Information

Accounting for Devaluation

According to Resolutions No. 3/2002 and 87/03 (the latter provided for the suspension of the first one ) issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolution No. 398 of the CNV established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities already existing by the first date, are to be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar accounting treatment is permitted, but not required, for exchange losses arising from indirect financing. It was assumed that the proceeds from such financings were used, firstly, to cover working capital requirements and, secondly, to finance the assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

Year-Ended December 31, 2004 versus 2003

In the year ended December 31, 2004, TGS posted total net revenue of Ps. 994.1 million in comparison with the Ps. 892.8 million earned in 2003.

Gas Transportation revenue for the year was Ps. 434.3 million, showing a 2.9% increase when compared to the Ps. 422.1 million earned in 2003. The increase was driven basically by higher sales of firm (new firm transportation capacity agreements effective May 2004) and interruptible gas transportation services.

Gas Transportation revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.  This segment is subject to regulation by Ente Nacional Regulador del Gas (“ENARGAS”).  The gas transportation segment represents approximately 44% and 47% of the Company’s total revenue for the fiscal years of 2004 and 2003, respectively. The Economic Emergency Law passed by the Argentine Congress on January 6, 2002, determined the “pesification” of regulated tariffs at an exchange rate of US$ 1=Ps. 1, as well as the prohibition to apply variations of local and international indexes, or any other type of price adjustment thereon. Since that time, the tariff renegotiation process has been delayed with no significant progress thus.

The NGL Production and Commercialization segment revenue increased to Ps. 506.3 million in the year ended December 31, 2004 from Ps. 428.4 million for the previous year, representing a 18.2% rise. Increased revenue is mainly the result of a rise in the international reference prices and, to a lesser extent, of the higher volumes sold.

NGL Production and Commercialization revenue accounted for approximately 51% and 48% of the total revenue for 2004 and 2003, respectively.  NGL production and commercialization consists of natural gas processing activities, conducted at the Cerri Complex, located near the city of Bahía Blanca which connect to each of TGS’s main pipelines, where ethane, propane, butane and natural gasoline are recovered. This segment also includes the commercialization of NGL for the Company’s own account and on behalf of its clients.

In the year ended December 31, 2004, Other Services revenues amounted to Ps. 53.5 million, a 26.5% increase when compared to 2003. This increase is due to the effect of higher services provided, including : (i) a Ps. 5. 3 million increase in construction services , (ii) a Ps. 4. 8 million increase in midstream and (iii) a Ps. 3.1 million increase associated with telecommunications services , which also includes the effect of tariff adjustments tied to domestic inflation or denominated in US dollars.

The Other Services segment mainly includes midstream and telecommunication activities. Its share in the Company’s total revenue accounted for approximately 5% of the total revenue in both 2004 and 2003. Midstream activities consist of gas treatment, separation, and removal of impurities from the natural gas stream and gas compression, rendered at wellhead, typically to gas producers. In addition, TGS provides services related to pipeline and compression plant construction and related operation and maintenance services. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Costs of Sales and Administrative and Selling Expenses for the year ended December 31, 2004 rose by Ps. 54. 5 million, from Ps. 485.9 million registered in 2003 to Ps. 540.4 million in 2004, mainly due to: (i) a Ps. 18 million increase in NGL production costs originated in higher cost s of natural gas and its richness, (ii) an increase of Ps. 14. 5 million for higher tax on exports (where rates increased from 5% to 20% effective May 2004), and (iii) a Ps. 8.6 million increase in pipeline system maintenance expenses.

Net Financial Expense increased from Ps. 219.8 million, reported in 2003, to Ps. 260.9 million reported in 2004. This negative variation is principally a consequence of the Peso appreciation in 2003, which generated a foreign exchange gain of Ps. 30.7 million. Additionally, the Peso was devalued in 2004 which caused a Ps. 26 million loss. Finally, in 2004, an accounting gain of Ps. 33.1 million was generated as a consequence of the successful closing of the debt restructuring process.

Other Expenses, Net increased from Ps. 26.4 million in 2003 to Ps. 33.7 million in 2004. The increase is mostly because of the Ps. 13 million allowance accounted in 2004 regarding a turnover tax claim, made by Buenos Aires Province, on the NGL sales billed since 2002. The Company also accrued a loss of Ps. 16.1 million during 2004 (in addition to the Ps. 24 million loss recorded in this line in 2003) , in connection with a resolution from the Argentine Supreme Court, in a lawsuit filed by Gas del Estado S.E. (“GdE”) against TGS, relating to transferred assets upon the privatization of such company.

For the fiscal year ended December 31, 2004, the Company reported a Ps. 10. 6 million Income Tax expense, compared with a Ps. 121.5 million gain for 2003. This negative variation of Ps. 132 .1 million is due principally to the Ps. 137.0 million decline in the deferred tax liability generated by the reduction of the exchange loss capitalization in the period of 2003.

Fourth Quarter 2004 v ersu s Fourth Quarter 2003

Total Net Revenue s for the fourth quarter 2004 increased to Ps. 252.9 million from Ps. 227.5 million earned in the same quarter of 2003, representing an 11.1% increase.

Gas Transportation revenue s for the fourth quarter 2004 were Ps. 108.8 million, a 2.2% increase over the fourth quarter 2003. This increase reflects higher revenues generated by the new firm transportation contracts and higher interruptible transportation services.

NGL Production and Commercialization revenue s for the fourth quarter 2004 were Ps. 131 million, representing a 21% increase over the same period in 2003.  Increased revenue is mainly the result of a rise in the international reference prices.

Other Services revenue s for the fourth quarter 2004 was Ps. 13.1 million, compared to Ps. 12.5 million in the same period of 20 03. This increase is due to higher telecommunication and midstream services rendered in the 2004 fourth quarter.

Costs of Sales and Administrative and Selling Expenses were Ps. 141.2 million, resulting in a 25% increase when compared to the fourth quarter 2003. This variation is mostly attributable to: (i) a Ps. 8.8 million increase in NGL production costs (higher cost of natural gas and its richness), (ii) a Ps. 3.9 million growth in operation and maintenance expenses of the pipeline system, and (iii) a Ps. 5. 9 million rise in taxes on exports due to the rate increase from 5% to 20% which went into effect in May 2004.

For the fourth quarter 2004, the Company reported Net Financial Expense s amounting to Ps. 14.4 million compared to Ps. 60.1 million for the same quarter in 2003 mainly, as a consequence of the accounting gain generated by the debt restructuring process which ended in December 2004.

Other Expenses, Net increased from Ps. 0.7 million in the fourth quarter 2003 to Ps. 23 million in the same period of 2004. This variation is principally due to: (i) the Ps. 13 million allowance accrual in connection with the Buenos Aires Province claim, and (ii) the Ps. 9.6 million additional loss provision regarding the lawsuit filed by GdE against TGS (both mentioned above).

For the fourth quarter of 2004, the Company reported a Ps. 4. 3 million Income Tax gain, compared with a Ps. 10.3 million expense for the same quarter in 2003. This positive variation of Ps. 14. 6 million is principally due to a higher reversion of the tax loss carry-forward allowance for Ps. 21.3 in the 2004 period, partially offset by a higher taxable income in the same quarter.

Liquidity and Capital Resources

As announced on May 14, 2003, upon the withdrawal of its first debt restructuring proposal, the Company decided to postpone interest and principal payments due under its debt agreements. On October 1, 2004, TGS announced a new debt restructuring proposal which was accepted by creditors who held 99.76% of the principal debt amount. On December 15, 2004, TGS carried out the exchange of previously existing debt obligations for (i) a combination of cash payment of past due interest and 11% of the principal amount, and (ii) the issuance of new debt obligations or the amendment of certain debt obligations, representing the remaining 89% of previously existing debt.

As the result of the debt restructuring process and the Company’s new debt profile, TGS’s liquidity ratio improved significantly, from 0.24x as of December 31, 2003 to 1.72x as of December 31, 2004.

Cash flow from operating activities for year ended December 31, 2004, amounted to Ps. 116.3 million, Ps. 411.3 million lower than what was recorded in 2003. The reduction is mainly attributable to the Ps. 370.3 million payment of past due interest, previously mentioned. Also, cash flow used in financing activities amounted to Ps. 354.7 million, which corresponds to the amortization of 11% of the previous ly existing debt principal. Currently, TGS relies on cash generated by operations as its primary source of financing.  For detailed information on the Company’s cash flow refer to Exhibit IV.

Please see the attached table for additional financial and operating information.

TGS, with a current delivery capacity of approximately 63.4 MMm³/d or 2.2 Bcf/d is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which together with Petrobras Energía and a subsidiary and Enron Corp. subsidiaries, hold approximately 70% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Energía S.A. and a subsidiary, and 50% by subsidiaries of Enron Corp.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the fiscal ended

December 31, 2004 and 2003

(In million of constant Argentine Pesos as of February 28, 2003 (1))

Fiscal year ended December 31, 2004	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	434.3	506.3	53.5	-	994.1
Operating income (loss)	199.4	276.0	10.8	(32.5)	453.7
Depreciation of PP&E	135.3	27.5	13.9	4.6	181.3
Additions to PP&E	86.6	12.6	2.6	7.6	109.4
Identifiable assets	4, 004 .. 4	452 .. 3	194.9	493.9	5,145.5
Identifiable liabilities	68 .. 6	43 .. 5	4.8	2, 822 .. 0	2,938.9

Fiscal year ended December 31, 2003
Net revenues	422.1	428 .. 4	42 .. 3	-	892 .. 8
Operating income (loss)	192 .. 4	240 .. 0	5 .. 9	( 31 .. 4 )	406 .. 9
Depreciation of PP&E	134 .. 9	26 .. 4	13 .. 4	5 .. 9	180 .. 6
Additions to PP&E	28 .. 9	11 .. 2	2 .. 4	1. 7	44 .. 2
Identifiable assets	4, 002 .. 9	450 .. 7	218 .. 3	781 .. 3	5, 453.2
Identifiable liabilities	37 .. 8	39 .. 0	8 .. 1	3, 309 .. 6	3, 394 .. 5

Breakdown of Net Financial Expense for the fiscal years ended

December 31, 2004 and 2003

(In million of constant Argentine Pesos as of February 28, 2003 (1))

	Fiscal Year Ended December 31, 2004	Fiscal Year Ended December 31, 2003
Generated by Assets
Interest	8.7	4.1
Loss on exposure to inflation	-	(5.1)
Foreign exchange gain / (loss)	32.0	(32.9)
Others	(5.5)	14.1
Total	35.2	(19.8)
Generated by Liabilities
Interest expense	(251.3)	(235.4)
Gain on exposure to inflation	-	1.5
Foreign exchange (loss) / gain	(58.0)	63.6
Intangible assets amortization	(6.0)	(9.6)
Intangible assets decreases	(63.5)	(3.5)
Interest expense reversion	96.6	-
Others	(13.9)	( 16 .. 6 )
Total	(296.1)	(200.0)

(1) As a consequence of a CNV resolution inflation accounting was suspended effective February 28, 2003.

Exhibit III

Exhibit IV